Exhibit 99.106

TITAN MINING CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2025 AND 2024

(Unaudited)

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of US dollars - Unaudited)

	Notes	September 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents		$4,285	$10,163
Trade and other receivables	7	3,556	4,032
Inventories	8	9,748	8,243
Prepaids and deposits		2,764	1,074
Other current assets	11	-	518
		20,353	24,030
Non-current assets
Mineral properties, plant and equipment	9	36,361	30,303
Right-of-use assets	10a	206	125
Other assets	11	866	690
Total assets		$57,786	$55,148

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$7,026	$4,490
Lease liabilities	10b	94	40
Debt	12a	7,578	10,058
Related party loans	12b	-	22,023
		14,698	36,611
Non-current liabilities
Lease liabilities	10b	121	87
Debt	12a	5,061	-
Related party loan	12b	16,707	-
Reclamation and remediation provision	15	16,591	15,447
Total liabilities		53,178	52,145
Shareholders’ equity
Equity attributable to shareholders of the Company
Share capital		60,440	59,813
Reserves		4,976	4,971
Deficit		(60,808)	(61,781)
Total equity (deficit)		4,608	3,003
Total liabilities and shareholders’ equity		$57,786	$55,148

Nature of operations and going concern (Note 1)

Subsequent events (Note 2 and 16)

Approved by the Board on November 4, 2025:

“Lenard Boggio” , Audit Committee Chair	“Rita Adiani” , Director

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Income (Loss) and Other Comprehensive Income (Loss)

(Expressed in thousands of US dollars - Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024

Revenue	5	$16,775	$8,274	$49,134	$37,974

Cost of Sales
Operating expenses		(12,221)	(9,206)	(37,097)	(29,121)
Depreciation and depletion		(1,037)	(1,897)	(4,084)	(7,524)
		(13,258)	(11,103)	(41,181)	(36,645)
Income (loss) from mine operations		3,517	(2,829)	7,953	1,329

General and administration expenses	6a	(1,129)	(573)	(2,957)	(2,272)
Exploration and evaluation expenses	6b	(786)	(399)	(1,708)	(1,364)
Graphite project expenses	6c	(880)	-	(880)	-
Interest and other finance expenses	14	(723)	(793)	(1,998)	(3,066)
Accretion expense	15	(83)	(86)	(252)	(235)
Interest income		73	88	277	210
Foreign exchange gain (loss)		15	(292)	72	477
Other income (expense)		92	20	144	43
Gain (loss) on loan modification	12b	(16)	-	322	-

		(3,437)	(2,035)	(6,980)	(6,207)
Net income (loss) for the period		80	(4,864)	973	(4,878)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Unrealized gain (loss) on translation to reporting currency		6	316	(67)	(428)
Comprehensive income (loss) for the period		$86	$(4,548)	$906	$(5,306)

Earnings (loss) per share
Basic		$0.00	$(0.05)	$0.01	$(0.05)
Diluted		$0.00	$(0.05)	$0.01	$(0.05)

Weighted average shares outstanding (in “000)
Basic (1)		91,098	90,911	90,974	90,911
Diluted (1)		103,266	90,911	103,142	90,911

(1)	Share amounts have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of US dollars - Unaudited)

		Share capital		Reserves
	Notes	Number (1) (’000s)	Amount	Share options and warrants	Currency translation adjustment	Total	Deficit	Total equity (deficit)

Balance, December 31, 2023		90,911	$59,813	$9,794	$(3,549)	$6,245	$(68,328)	$(2,270)
Share based compensation		-	-	459	-	459	-	459
Comprehensive income for the year		-	-	-	(1,733)	(1,733)	6,547	4,814
Balance, December 31, 2024		90,911	$59,813	$10,253	$(5,282)	$4,971	$(61,781)	$3,003
Share based compensation	16b	-	-	456	-	456	-	456
Options exercised		579	627	(384)	-	(384)	-	243
Comprehensive income for the period		-	-	-	(67)	(67)	973	906
Balance, September 30, 2025		91,490	$60,440	$10,325	$(5,349)	$4,976	$(60,808)	$4,608

(1)	Share and per share amounts have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statement of Cash Flows

(Expressed in thousands of US dollars - Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024
Operating activities
Net income for the period		$80	$(4,864)	$973	$(4,878)
Accretion expense		82	86	252	235
Amortization of borrowing costs	12	(11)	254	72	734
Depreciation and depletion of mineral property, plant and equipment	9	1,037	1,897	4,084	7,524
Depreciation of right-of-use assets		23	10	59	48
Loss (gain) on loan modification	12b	16	-	(322)	-
Interest and accretion on debt	12	659	481	1,681	1.927
Interest expense on lease liabilities		5	-	13	3
Loss on sale of equipment		-	19	-	19
Stock-based compensation		252	110	457	331
Unrealized foreign exchange loss (gain)		4	332	(69)	(389)
		2,147	(1,675)	7,200	5,554
Changes in non-cash working capital
Accounts payable and accrued liabilities		2,426	829	2,112	736
Trade and other receivables		301	1,488	476	619
Inventories		(3)	(527)	(1,499)	(1,840)
Other current assets		152	(65)	(1,244)	(204)
Unrealized gain on derivative		-	-	-	648
Restricted cash deposit (release)		-	1,203	-	(1,574)
Net cash generated (used) in operating activities		5,023	1,253	7,045	3,939
Financing activities
Proceeds from credit agreement with EXIM		1,658	-	1,658	-
Repayment of credit facility		-	-	(5,000)	(17,000)
Proceeds from related party loan		-	-	-	16,500
Repayment of related party promissory note		(5,000)	-	(5,000)	-
Debt interest payments		(619)	(314)	(1,523)	(1,342)
Payment of lease liabilities		(24)	(15)	(64)	(57)
Payment of transaction costs		(18)	-	-	-
Advance on equipment loan net of repayment		349	-	3,790	-
Proceeds from development agencies		-	-	2,000	-
Proceeds from options exercised		243	-	243	-
Net cash generated (used) by financing activities		(3,411)	(329)	(3,896)	(1,899)
Investing activities
Other assets		-	150	-	-
Additions to mineral properties, plant and equipment	9	(5,469)	(821)	(9,027)	(1,261)
Proceeds from disposal of equipment		-	45	-	45
Net cash used by investing activities		(5,469)	(626)	(9,027)	(1,216)
Effect of foreign exchange on cash and cash equivalents		-	(3)	-	(11)
Increase (decrease) in cash and cash equivalents		(3,857)	295	(5,878)	813
Cash and cash equivalents, beginning of period		8,142	5,549	10,163	5,031
Cash and cash equivalents, end of period		$4,285	$5,844	$4,285	$5,844

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

1.	NATURE OF OPERATIONS

Titan Mining Corporation (“Titan” or the “Company”) was incorporated on October 15, 2012 under the laws of British Columbia and is a natural resources company engaged in the acquisition, exploration, development and production of mineral properties. The Company holds a 100% indirect ownership interest in the Empire State Mine (“ESM”) in Northern New York State, United States.

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “TI” and on the OTCQB and trade under the symbol “TIMCF”. The Company’s head office is located at 555–999 Canada Place, Vancouver, BC, Canada V6C 3E1.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations.

2.	BASIS OF PRESENTATION

a)	Overview

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements (“Interim Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34).

b)	Basis of presentation

These Interim Financial Statements do not include all of the information required for full IFRS financial statements and therefore should be read in conjunction with the Company’s most recent audited consolidated financial statements for the year ended December 31, 2024 (the “Annual Financial Statements”).

Subsequent to September 30, 2025, the Company completed a share consolidation on the basis of one post-consolidation common share for every one and a half pre-consolidation common shares outstanding. All previously reported common share, stock option, warrants and earnings per share amounts have been retrospectively restated in these condensed financial statements to reflect the 1.5:1 share consolidation, unless otherwise noted

The accounting policies and methods of application used in the preparation of these financial statements are the same as those applied in the Company’s Annual Financial Statements.

3.	ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

3.	ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED (continued)

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted for certain provisions. The Company is currently assessing the effect of these amendments to its financial statements but has not yet adopted.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three codefined categories (operating, investing, and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses, during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company’s interim results are not necessarily indicative of its results for a full year. The significant accounting policy judgments and areas of estimation uncertainty that applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in Note 3 of the Annual Financial Statements.

5.	REVENUE

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Zinc concentrates sales	$17,762	$10,584	$57,028	$45,598
Zinc concentrates provisional pricing adjustments	765	(645)	(2,506)	(379)
Smelting and refining charges	(1,752)	(1,665)	(5,388)	(7,245)
	$16,775	$8,274	$49,134	$37,974

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

5.	REVENUE (continued)

In December 2024, the Company entered into an amendment to its previously signed hedge facility agreement “ISDA Master Agreement” that was entered into with National Bank of Canada (“NBC”) in June 2022. The amendment provides the Company with an up to US$1.35 million collateralized facility enabling additional access to funds for future zinc contract commitments. As at September 30, 2025 and December 31, 2024, there were no open Zinc Swap contracts.

6.	OTHER OPERATING EXPENSES

a)	General and administration expenses

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$507	$170	$1,487	$921
Share-based compensation	232	129	419	341
Office and administration	145	134	528	565
Professional fees	213	108	514	355
Amortization of right-to-use assets (note 10)	(30)	23	(77)	62
Investor relations	62	9	86	28
	$1,129	$573	$2,957	$2,272

b)	Exploration and evaluation expenses

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$176	$138	$508	$589
Assay and analyses	63	45	138	162
Contractor and consultants	452	131	858	316
Supplies	38	65	83	215
Other	57	20	121	82
	$786	$399	$1,708	$1,364

c)	Graphite Project expenses

	Three and Nine months ended September 30,
	2025	2024
Contractor and consultants	$862	$-
Supplies	11	-
Other	7	-
	$880	$-

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

7.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,
	2025	2024
Trade receivables	$3,529	$3,987
GST receivable	17	35
Other	10	10
	$3,556	$4,032

8.	INVENTORIES

	September 30,	December 31,
	2025	2024
Ore in stockpiles	$70	$135
Concentrate stockpiles	132	47
Materials and supplies	9,546	8,061
	$9,748	$8,243

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

The Company depreciates plant and equipment over the estimated useful lives of the assets, and depletes mineral property assets over units of production. The carrying value as at September 30, 2025 and December 31, 2024 was as follows:

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Cost
As at January 1, 2024	$46,713	$39,610	$1,135	$3,840	$91,298
Additions	38	50	-	1,841	1,929
Sale of equipment	-	(98)	-	-	(98)
Transfer to plant and equipment	-	1,452	-	(1,452)	-
Transfer to mineral properties	3,269	-	-	(3,269)	-
Change in reclamation and remediation provision	-	368	-	-	368
As at December 31, 2024	$50,020	$41,382	$1,135	$960	$93,497
Additions	-	-	-	9,250	9,250
Transfer to plant and equipment	-	3,573	-	(3,573)	-
Write-down of plant and equipment	-	(224)	-	-	(224)
Change in reclamation and remediation provision	-	892	-	-	892
As at September 30, 2025	$50,020	$45,623	$1,135	$6,637	$103,415

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Accumulated depreciation
As at January 1, 2024	$25,221	$29,279	$-	$-	$54,500
Sale of equipment	-	(34)	-	-	(34)
Depreciation and depletion	4,337	4,391	-	-	8,728
As at December 31, 2024	$29,558	$33,636	$-	$-	$63,194
Depreciation and depletion	1,353	2,731	-	-	4,084
Write-down of plant and equipment	-	(224)	-	-	(224)
As at September 30, 2025	$30,911	$36,143	$-	$-	$67,054

Net book value at December 31, 2024	$20,462	$7,746	$1,135	$960	$30,303
Net book value at September 30, 2025	$19,109	$9,480	$1,135	$6,637	$36,361

10.	LEASES

a)	Right-of-use assets

Total
As at January 1, 2024	$71
Lease amendment	154
Changes to lease terms	(28)
Depreciation	(67)
Unrealized foreign exchange	(5)
As at December 31, 2024	$125
Changes to lease terms	132
Depreciation	(55)
Unrealized foreign exchange	4
As at September 30, 2025	$206

The Company shares office space with other companies related to it by virtue of certain directors and management in common. During the year ended December 31, 2024 and the nine months ended September 30, 2025, there were changes to the amount of office space attributable to the Company as reflected in changes to lease terms in the table above. Further, during the year ended December 31, 2024, the Company renewed its lease agreement for the shared office space and extended the term of the lease by three years, resulting in a net addition of $154 to right-of-use assets, with an offsetting addition to lease liabilities.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

10.	LEASES (continued)

b)	Lease liabilities

Total
As at January 1, 2024	$76
Changes to lease terms	(34)
Lease amendment	154
Interest accretion	7
Unrealized foreign exchange	(9)
Lease payments	(67)
As at December 31, 2024	$127
Changes to lease terms	135
Interest accretion	13
Unrealized foreign exchange	4
Lease payments	(64)
As at September 30, 2025	$215

Current lease liabilities	$94
Non-current lease liabilities	121
$215

The maturity analysis of the Company’s contractual undiscounted lease liabilities as at September 30, 2025 is as follows:

	< 1 year	1 to 3 years	> 3 years	Total
Minimum lease payments	109	128	-	237
Interest charge	(15)	(7)	-	(22)
Lease liabilities	$94	$121	$-	$215

11.	OTHER ASSETS

	September 30,	December 31,
	2025	2024
Reclamation deposit	$866	672
Other assets	-	536
	$866	1,208
Current	-	(518)
Non-current	$866	$690

The reclamation deposit relates to a surety bond to provide security on the Company’s remediation obligations.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT

a)	Third party debt

	Credit Facility (i)	Equip. Facility (ii)	Local develop. agencies (iii)	EXIM Bank Credit Agreement (iv)	Total third-party debt
Balance January 1, 2024	$31,655	$-	$-	$-	$31,655
Gain on loan modification	(98)	-	-	-	(98)
Repayment of Loan	(22,000)	-	-	-	(22,000)
Interest and accretion	1,564	-	-	-	1,564
Interest payment	(1,707)	-	-	-	(1,707)
Amortization of deferred charges	644	-	-	-	644
Balance December 31, 2024	$10,058	$-	$-	$-	$10,058
Advances	-	4,732	2,000	1,658	8,390
Repayment of Loan	(5,000)	(942)	-	-	(5,942)
Interest and accretion	542	92	32	9	675
Exposure fee	-	-	-	99	99
Interest payment	(448)	(92)	(29)	-	(569)
Amortization of deferred charges	-	-	-	(72)	(72)
Balance September 30, 2025	$5,152	$3,790	$2,003	$1,694	$12,639

	Credit Facility (i)	Equip. Facility (ii)	Local develop. agencies (iii)	EXIM Bank Credit Agreement (iv)	Total third-party debt
Current	$5,152	$2,164	$262	$-	$7,578
Non-current	$-	$1,626	$1,741	$1,694	$5,061

i)	Credit Facility

On June 6, 2022, the Company entered into a secured credit facility agreement for $40,000 (the “Credit Facility”) with National Bank of Canada (“NBC”). The Credit Facility was secured by a general charge on the assets of the Company, and was initially available to the Company on a revolving basis to finance the working capital and general corporate requirements. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%.

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum, however, no standby fees were incurred during the year ended December 31, 2024 or the nine months ended September 30, 2025, as the full amount of the Credit Facility had been drawn prior to January 1, 2024, and no unadvanced portion remained during these periods.

●	The original maturity date was December 6, 2023 and included an annual extension option. The maturity date has been subsequently amended, most recently on December 9, 2024, which extended the previously amended maturity date of June 30, 2025 to December 31, 2025.

●	The Credit Facility is subject to certain financial covenants, which initially included an interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. These financial covenants have been subsequently amended, with current financial covenants including an interest coverage ratio of not less than 1.5 to 1.0, and an unrestricted cash balance of not less than $1,000. As of September 30, 2025, the Company was in compliance with all covenants related to the Credit Facility

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

During 2024, the Company entered into several amendments to its Credit Facility. In February 2024, the available credit limit was reduced from $32,170 to an available credit limit of $27,170, by a principal payment of $5,000. In April 2024, a further amendment was executed, whereby, the previously imposed leverage ratio of 3.0 to 1.0 was removed and the interest coverage ratio was reduced to its current requirement of 1.5 to 1.0 (as noted above). Additionally, the Company agreed to make repayments on the Credit Facility to reduce the available credit to $15,170 by June 30, 2024 by way of a $10,000 principal payment made in April 2024, and a $2,000 principal payment on June 30, 2024, with a further reduction to the available credit limit to $10,170 by December 31, 2024, by way of another principal payment of $5,000 on or before December 31, 2024.

On December 9, 2024, the Company entered into and amendment to the Credit Facility, which extended the maturity date of the Credit Facility from June 30, 2025 to December 31, 2025, and providing a revised repayment schedule which included $5,000 due before June 30, 2025, and the remaining principal balance of the Credit Facility of $5,170 to be made prior to the amended maturity date of December 31, 2025. Further, the minimum unrestricted cash balance required to be held by the Company was reduced from $3,000 to $1,000.

On July 21, 2025, the Company entered into its most recent amendment to its Credit Facility, which removed the financial covenants as well as the general security interest previously held by NBC over the assets of the Company.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the available credit limit amount at an annual rate of 1.125%, and has been extended concurrent with the extension of the maturity date of the Credit Facility. During the three and nine months ended September 30, 2025, the Company incurred a guarantee fee charge of $14 and $72 respectively (2024 - $43 and $240 respectively) recognized on the Company’s Statements of Income and Comprehensive Income.

ii)	Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”) with Glencore, to purchase certain capital equipment for use at the Company’s ESM, up to a combined maximum amount of $4,800 of which the Company advanced $4,700 before August 31, 2025 (availability period). The Equipment Facility bears interest on a monthly basis using the SOFR plus 2%, with interest payable monthly. The maturity date of the Equipment Facility is May 31, 2027. Principal payments are payable in equal monthly installments from the date of each advance over the remaining term of the Equipment Facility.

iii)	Local development agencies.

On May 16, 2025, the Company entered into loan agreements with two different development agencies: Development Authority of the North County for $500 and the St Lawrence County Industrial Development Agency for $1,500; with the purpose of acquiring equipment for its commercial demonstration facility related to the development of its natural flake graphite project.

The loan agreements have a 10-year term with a maturity date on September 1, 2035. Under the terms of the agreements the Company is required to make interest-only payment for the first three months following the initial draw and subsequent payments of principal plus interest for the remaining duration of the loan. The loan agreements bear interest at an annual rate of 4.75% and are secured by the equipment purchased for this project.

During the three and nine months ended September 30, 2025 the Company recognized $32 as interest on its Statements of Income and Comprehensive Income.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

iv)	EXIM Bank Credit Agreement.

On July 21, 2025, the Company’s wholly owned subsidiary, Empire State Mines, LLC (“ESM”), entered into a credit agreement with the Export-Import Bank of the United States (“EXIM”) for a secured term loan facility of up to $15,800 (the “EXIM Facility”). Proceeds from the EXIM Facility will be used to pay for capital expenditures previously incurred at the ESM operations and to support ongoing infrastructure and expansion initiatives at ESM.

Terms of the EXIM Facility include the following:

●	The EXIM Facility is available to be drawn until December 31, 2026, and may be drawn in multiple tranches.

●	Interest on the EXIM Facility is fixed for the duration of the loan and is based on the average of the EXIM Commercial Interest Reference Rate (CIRR) for the five business days prior to the first drawdown. Interest is payable quarterly, commencing December 30, 2025, and continuing on March 30, June 30, September 30, and December 30 of each year.

●	An exposure fee of 5.9721% is applied to each drawdown amount.

●	A commitment fee of 0.5% per annum is payable on the undrawn portion of the facility, commencing on August 18, 2025, and continuing until the earlier of the final drawdown or December 31, 2026, with payment due quarterly in arrears beginning December 30, 2025.

●	The EXIM Facility matures on September 30, 2032, with principal to be repaid in 20 equal quarterly installments of $783.4, beginning on December 30, 2027. In addition, if the Company’s consolidated cash balance exceeds $15,000 on June 30 or December 31 in any year during the term of the loan, 50% of the excess is required to be repaid toward the outstanding balance of the EXIM Facility within five business days.

●	The facility is secured by a first-ranking general security interest over assets purchased with loan proceeds and the related developed properties.

●	The Credit Facility is subject to certain financial covenants, which includes:

o	Minimum Liquidity: the Company must maintain a minimum cash of $475 for each fiscal quarter period between the initiation of the loan and prior to September 30, 2027 and $3,700 for each quarter period thereafter up to the end of the loan period.

o	Leverage ratio: a total leverage ratio of not more than 3.0 to 1.0 for quarters ending prior to December 31, 2026 and 2.50 to 1.0 for subsequent quarters up to the end of the loan.

o	Fixed charge coverage ratio: not less than 1.5 to 1.0 for fiscal quarter period ending March 31, 2027 and each fiscal quarter period ending thereafter.

As of September 30, 2025, the Company was in compliance with all covenants related to the EXIM Facility

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

b)	Related party debt

	Related Party Promissory Note (i)	Related Party Loans (ii)	Total third-party debt
Balance January 1, 2024	$4,124	$-	$4,124
Advances	-	16,500	16,500
Interest and accretion	1,163	-	1,163
Amortization of deferred charges	236	-	236
Balance December 31, 2024	$5,523	$16,500	$22,023
Gain in loan modification	(322)	-	(322)
Interest and accretion	669	238	907
Payment of loan	(5,000)		(5,000)
Interest payment	(954)		(954)
Amortization of deferred charges	84	(31)	53
Balance September 30, 2025	$-	$16,707	$16,707
Current	$-	$-	$-
Non-current	$-	$16,707	$16,707

i)	Related Party Promissory Note

During November 2023, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”) to assist with the funding some of the principal repayments of the NBC Credit Facility. Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

On April 30, 2025, the terms of the Promissory Note were amended to extend its maturity to November 1, 2025. As a result of the loan extension, the Company recognized a gain on loan modification of $338 on the Company’s Consolidated Statements of Income (Loss) and Comprehensive Income (Loss). All other terms remain the same.

On August 29, 2025, the Company paid in full its Related Party Promissory Note which included $5,000 principal as well as $954 interest. An expense of $16 was recognized on its Statements of Income and Comprehensive Income.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

ii)	Related Party Loans (other)

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by Augusta Investments Inc. (“Augusta Investment”) a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract (Note 6), such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the NBC Credit Facility.

On July 21, 2025 the Company agreed the terms with Augusta Investments for the three loans previously advanced with the following terms:

●	The loan bears interest at 8% per annum, with interest capitalized from July 21, 2025, to December 31, 2025, and payable monthly in cash thereafter.

●	Principal repayments are scheduled as follows:

o	$7,500 on December 31, 2026

o	$5,000 on December 31, 2027

o	$4,000 plus capitalized interest on December 31, 2028

The Augusta Facility is subordinated to the EXIM Facility under a subordination agreement and is secured by a second-ranking general security interest over all present and after-acquired property of the Company.

This arrangement constitutes a related party transaction as defined under IAS 24 – Related Party Disclosures, due to the control of Augusta by a member of the Company’s key management personnel. The transaction was reviewed and approved by the Company’s Board of Directors, with the related party abstaining from voting.

13.	RELATED PARTY TRANSACTIONS

a)	Management company

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments as of September 30, 2025 was approximately $331 (December 31, 2024 -$207) over the course of the remaining term of the office space lease.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

13.	RELATED PARTY TRANSACTIONS (continued)

The Company was charged for the following with respect to this arrangement during the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$129	$36	$323	$308
Office and other	53	50	131	92
Marketing and travel	4	4	10	12
	$186	$90	$464	$412

b)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, Chief Executive Officer, President, Chief Financial Officer and Directors.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$130	$97	$375	$601
Consulting Fees	158	80	467	389
Share-based compensation	221	89	393	286
Directors’ fees	55	55	164	164
	$564	$321	$1,399	$1,440

	As at September 30, 2025	As at December 31, 2024
Salaries and benefits payable	$395	$650
Consulting fees payable	15	206
	$410	$856

14.	INTEREST AND OTHER FINANCE EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest and borrowing costs	$665	$761	$1,849	$2,686
Other	58	32	149	380
	$723	$793	$1,998	$3,066

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

15.	RECLAMATION AND REMEDIATION PROVISION

	As at September 30, 2025	As at December 31, 2024
Balance, beginning of period	$15,447	$16,299
Accretion	252	304
Change in estimates	892	(1,156)
Balance, end of period	$16,591	$15,447

Although the ultimate amounts for future site reclamation and remediation are uncertain, the best estimate of these obligations was based on information available, including current legislation, third-party estimates and management estimates. The amounts and timing of the mine closure obligations will vary depending on several factors including future operations and the ultimate life of the Empire State Mine, future economic conditions, and changes in applicable environmental regulations.

At September 30, 2025, the estimated future cash flows have been discounted using the US Treasury real rate adjusted for years of expected closure expenditure of 2.45% (December 31, 2024 –2.47%). The impact of the change in estimate is included in the table above.

At September 30, 2025, the total undiscounted amount for the estimated future cash flows was $23,682 (December 31, 2024 – $23,663).

16.	SHARE CAPITAL AND RESERVES

a)	Authorized capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. At September 30, 2025, the Company had 91,489,771 (December 31, 2024 - 90,911,066) common shares issued and outstanding. No dividends were declared during the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - nil).

b)	Stock options

The Company’s stock option plan provides for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company. The exercise price of each option is determined by the Board of Directors but cannot be lower than the previous day’s closing market price of the Company’s shares on the date of grant. The options vest and become exercisable as determined by the Board of Directors at the time of the grant. Unless determined otherwise by the Board of Directors, the options expire within five years from the date of grant.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

16.	SHARE CAPITAL AND RESERVES (continued)

The following table shows the change in the Company’s stock options during the nine months ended September 30, 2025 and the years ended December 31, 2024:

	Nine months ended September 30, 2025		Year ended December 31, 2024
	Number of options (1) (’000s)	Weighted-average exercise price (1) (in C$)	Number of options (1) (’000s)	Weighted-average exercise price (1) (in C$)
Outstanding, start of the period	6,830	0.71	4,220	1.68
Granted	2,113	1.83	3,300	0.53
Exercised	(775)	0.95	-	-
Forfeited	-	-	(690)	0.75
Expired	-	-	-	-
Outstanding, end of the period	8,168	0.71	6,830	0.71
Exercisable, end of the period	3,707	0.75	2,595	0.81

(1)	Option amounts and exercise prices have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise not

During the three and nine months ended September 30, 2025, the Company recognized share-based compensation expense as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Share based compensation	$252	$173	$457	$455

Recognized in:
Operating expenses	$20	44	38	114
General and administrative expenses	$232	$129	$419	$341
	$252	$173	$457	$455

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

16.	SHARE CAPITAL AND RESERVES (continued)

During the three and nine months ended September 30, 2025, the Company recognized share-based compensation expense of $252 and $457 respectively (2024 – $173 and $455), of which $19 and $37 respectively (2024 $44 and $114) were recorded in Operating Expenses in the Statements of Income (Loss) and Other Comprehensive Income (Loss) and $232 and $419 (2024- $129 and $341) recognized in General and Administrative Expenses in the Statement of Income (Loss) and Comprehensive Income (Loss). The fair value and assumptions for the options granted during the three and nine months ended September 30, 2025, were as follows:

Grant Date	Expected Life of Options	Exercise Price (1)	Risk-free Interest Rate	Volatility	Black-Scholes Fair Value (1)
April 16, 2024	5 years	$0.54	3.76%	0.76	$0.26
August 15, 2024	5 years	$0.54	2.98%	0.74	$0.12
October 17, 2024	5 years	$0.45	2.93%	0.75	$0.18
December 13, 2024	5 years	$0.45	2.97%	0.75	$0.18
April 1, 2025	5 years	$0.62	2.57%	0.76	$0.27
September 4, 2025	5 years	$1.83	2.90%	0.72	$0.80

(1)	Exercise price and Black-Scholes fair value have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The following table provides information on outstanding and exercisable stock options at September 30, 2025:

Grant Date	Exercise price (1) (in C$)	Number of Options outstanding (1) (’000s)	Weighted-average remaining contractual life (years)	Number of Options exercisable (1),(2) (’000s)
November 13, 2020	1.28	167	0.1	167
November 10, 2022	0.77	2,643	2.1	1,940
April 16, 2024	0.54	2,578	3.6	1,389
August 15, 2024	0.54	133	3.9	45
October 17, 2024	0.45	533	4.1	-
December 13, 2024	0.45	267	4.2	-
April 1, 2025	0.62	100	4.5	-
September 4, 2025	1.83	1,747	5.0	167
	0.90	8,168	3.4	3,708

(1)	Exercise price, number of options and Black-Scholes fair value have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted
(2)	Vesting terms range between 1 to 4 years

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

16.	SHARE CAPITAL AND RESERVES (continued)

b)	Share purchase warrants

The following table shows the change in the Company’s share purchase warrants during the nine months ended September 30, 2025 and during the year ended December 31, 2024.

	Number of share purchase warrants (1) (’000s)	Weighted-average exercise price (1) (in C$)	Weighted-average life remaining (years)
Outstanding, December 31, 2023	13,429	0.77	1.66
Expired	(9,429)	0.81	-
Outstanding, December 31, 2024	4,000	0.63	3.84
Outstanding September 30, 2025	4,000	0.63	3.09

(1)	Number of warrants and weighted-average exercise price have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The following table provides information on outstanding and exercisable share purchase warrants at September 30, 2025.

Expiry Date	Exercise price (in C$)	Number of warrants outstanding (’000s)	Weighted-average remaining contractual life (years)	Weighted-average fair value per warrants (in C$)
November 1, 2028	0.63	4,000	3.09	0.39

(1)	Exercise price, number of warrants and weighted-average fair value per warrant have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

17.	SEGMENTED INFORMATION

The Company operates one reportable segment, mineral production and exploration in the United States. The Company’s non-current assets located in the United States total $37,227 and those located in Canada total $206.

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	Nine months ended September 30,
	2025	2024
Non-cash investing and financing activities
Change in accounts payable and accrued liabilities with respect to construction in progress	223	-
Change in accounts payable and accrued liabilities with respect to inventories	6	337
Change in accounts payable and accrued liabilities with respect to operating expenses	1,972	900
Change in reclamation and remediation asset	892	416

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